December 10, 2018

Zhenfang Yang
Chief Financial Officer
China Carbon Graphite Group, Inc.
20955 Pathfinder Road
Suite 200
Diamond Bar, CA 91765

       Re: China Carbon Graphite Group, Inc.
           10-K for the Fiscal Year Ended December 31, 2017
           Filed April 2, 2018
           File No. 333-114564

Dear Mr. Yang:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery